Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

B&B Global Enterprises LLC dba Canine Best Delights
525 San Ysidro Rd. Ste D218
Santa Barbara, CA 93108
www.caninebestdelights.com

Up to $107,000.00 in Class B Nonvoting Units at $250.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: B&B Global Enterprises LLC dba Canine Best Delights
Address: 525 San Ysidro Rd. Ste D218, Santa Barbara, CA 93108
State of Incorporation: CA
Date Incorporated: June 18, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 40 shares of Class B Nonvoting Units
Offering Maximum: $107,000.00 | 428 shares of Class B Nonvoting Units
Type of Security Offered: Class B Nonvoting Units
Purchase Price of Security Offered: $250.00
Minimum Investment Amount (per investor): $500.00

*Maximum subject to adjustment for bonus units. See Bonus info below

<u>Perks</u>*

- If at least $500 is invested, the investor will receive one (1) Canine Best Delights T-Shirt + 10% discount code for friends and family for one (1) year.
- If at least $1,000 is invested, the investor will receive one (1) Canine Best Delights T-Shirt & (1) Canine Best Delights hat + 15% discount code for friends and family for one (1) year.
- If at least $1,500 is invested, the investor will receive two (2) Canine Best Delights T-Shirts & (2) Canine Best Delights hats + 20% discount code for friends and family for one (1) year.

*All perks occur after the offering is completed.

<u>The 10% Bonus for StartEngine Shareholders</u>

B&B Global Enterprises LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

StartEngine shareholders who invested $1,000 or more in any StartEngine offering will receive a 10% bonus on this offering. This means you will receive a bonus for any units you purchase. For example, if you buy 10 Class B Nonvoting Units at $250 / unit, you will receive 11 units, meaning you'll own 11 units for $2,500. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

Canine Best Delights is a Santa Barbara, California based LLC. The company has formulated, branded and launched a proprietary line of dietary supplements for pets. Our proprietary formulations are produced by contract FDA approved manufacturers in the USA and contain all-natural ingredients. Our current product line focuses on the health and well being of dogs utilizing the medicinal benefits of Hemp Extract. Strong relationships with our product manufacturers and ability to scale our operation, Canine Best Delights is positioning itself to capture a piece of the market in this industry.

The initial products launched by Canine Best Delights are as follows and contain blends of complimentary herbs to maximize the efficacy and purpose:

Calm Down: A dog chew for behavioral and situational anxiety that promotes more restful sleep and has been shown to calm nervous, anxious dogs.

Hip & Joint Relief: This dog chew helps promote joint health and increases mobility with anti-inflammatory ingredients.

Breath, Teeth & Gums: Breath-enhancing mint, parsley, and peppermint to stimulate the native oral odor-fighting properties while combating plaque buildup. This formula has anti-bacterial properties.

Relief Drops Tincture: An easy to administer and safe dietary supplement to support wellness and a general calm demeanor.

All Canine Best Delights' products are made in the USA using Hemp Extract derived from 100% US Grown Industrial Hemp and co-packed in FDA approved, food-quality facilities.

Competitors and Industry

Our company is establishing Canine Best Delights as a premium, 'best-in-class' brand that contains Hemp Extract in the functional dietary pet supplements market. Our products differentiate from the current products in the market with the following:

More Hemp Extract per Chew: We use 5 mg of 100% pure US grown and processed hemp extract per chew and in our biscuit. Our competitors typically include just 1.5 mg to 2 mg per chew which is unlikely to deliver any effect.

Full Spectrum Hemp: Many competitors use hemp seed meal or hemp seed oil, less costly ingredients which does not deliver the 'entourage' effect only possible by including all of the vitamins, minerals, protein, terpenes, chlorophyll, and flavonoids available from the hemp plant.

More Natural Active Ingredients: Our Hip & Joint Chews have five active ingredients, each boasting well-studied, anti-inflammatory properties. Our Calm Down Chews contain seven active ingredients, all known to promote a calm demeanor and mitigate situational and behavioral anxiety. Lastly, our Breath, Teeth & Gums Biscuits provide breath-enhancing ingredients for better oral health and to stimulate the canine's natural oral odor-fighting properties.

In 2017, Research and Markets (2017) reported on the use of supplements, and found 92% of all dog owners purchases treats and supplements for their pets, and at the time of the report, there was n estimated $6.4 billion in pet treat retail sales. The APPA (2019) reported that the entire pet industry exceeded $72 billion in 2018, and is estimated to exceed $75 billion in 2019.

Current Stage and Roadmap

Canine Best Delights soft-launched products via eCommerce in January 2019 to build a following through social media and establish an online presence, which has reached 18k Instagram followers as of June 2019. We plan to market directly to these followers and continue to build our social media platforms while driving traffic to our three retail platforms – Direct Website (Shopify), Amazon, and eBay. In addition to our eCommerce channels, we will develop additional multi-channel marketing and sales strategies:

eCommerce Sales: Canine Best Delights defines retails sales as our own direct-to-consumer business model. This is the highest margin business we can develop, and keeps us close to the customer. Here we plan to engage our customers and gain valuable feedback about our products. Eventually we may introduce loyalty programs, obtain testimonials, or develop products based on our customers' feedback.

Big Box Retailers: Sales outside of direct-to-consumer business will produce a lower margin, but will accomplish two other goals - 1) broaden our audience exposure beyond the internet, and 2) increase volume sales, which in turn, should produce lower cost of manufacturing. Targets in this audience will include pet-focused institutions such as independently-owned veterinary practices, national animal hospital chains, single-location pet stores, national pet store retailers, animal rescue shelters, boarding kennels, and other eCommerce channels.

The Team

Managers

Name: Ron Blitzer

Ron Blitzer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-CEO
  Dates of Service: June 18, 2018 - Present

Responsibilities: Managing Canine Best Delights

- **Position:** Managing Member
  Dates of Service: June 18, 2018 - Present
  Responsibilities: As a Class A Voting Member, Ron will vote upon all matters which Members have a right to vote to determine the overall management and success of the company.

Other business experience in the past three years:

- **Employer:** CEO of Be Green Packaging LLC
  Title: Ron was the CEO
  Dates of Service: February 18, 2005 - February 18, 2017
  Responsibilities: Managing the day to day operations

Name: Gregg Bigger

Gregg Bigger's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-CEO and CFO
  Dates of Service: June 18, 2018 - Present
  Responsibilities: Managing operations, supply chain, and finance

- **Position:** Managing Member
  Dates of Service: June 18, 2018 - Present
  Responsibilities: As a Class A Voting Member, Gregg will vote upon all matters which Members have a right to vote to determine the overall management and success of the company.

Other business experience in the past three years:

- **Employer:** T&L Offshore
  Title: Managing Member
  Dates of Service: March 15, 2017 - January 15, 2019
  Responsibilities: Day to day operations

Other business experience in the past three years:

- **Employer:** STWA
  Title: CEO and Chairman
  Dates of Service: January 01, 2012 - March 30, 2017
  Responsibilities: Routinely conducts international business with shareholders, prospective clients, and supply chain partners as the executive decision-maker

of the company

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity security should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven unit prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any securities purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the units you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the unit back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering securities in the amount of up to $107,000 USD in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity, which could adversely impact the value of your investment. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred unit financings in the future, which may reduce the value of your investment in the Class B non-voting units. Interest on debt securities could increase costs and negatively impact operating results. Preferred units or a different class unit could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred units or different class units could be more advantageous to those investors than to the holders of Class B non-voting units. In addition, if we need to raise more equity capital from the sale of Call B non-votingunits, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per unit.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The securities that an investor is buying has no voting rights attached to them. You will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Minority Holder; Securities with No Voting Rights

The securities that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the class b non-voting units we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

B&B Global Enterprises LLC., DBA-Canine Best Delights was formed on June 18th, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay distributions on any shares once our directors determine that we are financially able to do so. B&B Global Enterprises LLC., DBA- Canine Best Delights has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay distributions to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Canine Best Delights supplemental pet chews is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns 2 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sub-licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [member unitholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [member unitholders] and will have no such right.

Legislative Risk of Hemp Extract

Specific risks related to the legislation of industrial hemp may result in the loss of investment. Industrial hemp-derived products were recently legalized in all 50 states in the 2018 Farm Bill, but still lingers strict shared state-federal regulatory power over cultivation, use and production. This legislation could change and alter the ability for the Company to produce sales, obtain raw materials, and otherwise operate the business. To mitigate this risk, Canine Best Delights has contingency planned and an obligation to adhere to legislative rulings, which may require the company to omit Hemp Extract from its products. If necessary, Canine Best Delights will continue growing its brand and product line of pet supplements with or without hemp extract.

Industry Risk

Emerging industries defined as an industry formed around a new product or idea are considered riskier than developed industries. Newer industries typically face challenges with greater barriers to market entry, lack of infrastructure, and under developed markets, brands, and sales channels. Investing in a new industry may result in the loss of all your investment or require your investment to remain illiquid for longer periods of time.

Credit Risk and Balloon Payment Risk

The Company currently has two Notes Payable due December 1, 2019. Having a debt obligation due all at once is called a Balloon Payment, and the inability for the Company to repay its debts creates credit risk. Increased credit risk to the Company can cause additional expenses if any debt goes to collection, may potentially interrupt cash flow, and/or ultimately result in the loss of investment. The Balloon payment chosen was based on an assessment to the projected growth of the Company and management discretion. The Promissory Notes may be restructured if necessary at the discretion of the Managing Members in the best interest of the company, who are also the creditors.

Use of Hemp Extract in our Products

Legislative risk may make it impossible for Canine Best Delights to use hemp extract in our products. We will comply fully to all laws regarding hemp cultivation, use, and processing. Hemp extract, however, is an identifiable ingredient that differentiates us from the rest of the market. With or without hemp extract, Canine Best Delights will continue to develop its pet supplement product lines and brand and pivot as necessary to adhere to any law.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
MEB Publishing LLC (Ronald Blitzer owns 100% of MEB Publishing LLC)	8,186	Class A Voting Units	50.0
WKRA Holdings LLC (Gregg Bigger owns 100% of WKRA Holdings LLC)	8,186	Class A Voting Units	50.0

The Company's Securities

The Company has authorized Class A Voting Units, and Class B Nonvoting Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 428 of Class B Nonvoting Units.

Class A Voting Units

The amount of security authorized is 16,372 with a total of 16,372 outstanding.

Voting Rights

Managing members in ownership of Class A Voting Units have the right to vote on all matters allowable by the LLC Operating Agreement. Votes are determined based on the percentage of Voting Units owned in proportion to all Voting Units issued.

Material Rights

The Class A Voting Members determine the amount and timing of all distributions. Upon liquidation, all assets after payment of all liabilities will be distributed to Members in proportion to their Capital Account balances*. Membership Units are subject to a restriction on transfer with first right of refusal to Voting Members. Class A Voting Members shall have the right to require that the Class B Member join in sale of ownership interest in a drag-along provision.

*The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement as required by law.

Class B Nonvoting Units

The amount of security authorized is 471 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Nonvoting Units.

Material Rights

The Class B Non-Voting Member units have different rights than the Class A Voting Member units. Distribution and receiveing proceeds upon liquidation remain the same - all assets after payment of all liabilities will be distributed to Members in proportion to their Capital Account balances. Distributions will be determined wholly by the Class A Voting Members*.

Specific to the Class B Non-Voting Member units, these units are subject to a restriction on transfer with first right of refusal to Class A Voting Members. Class A Voting Members shall also have the right to require that the Class B Member join in sale of ownership interest in a drag-along provision.

*The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement as required by law.

What it means to be a minority holder

As a minority holder of equity of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional units. In other words, when the company issues more units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a membership offering (such as an initial public offering, another crowdfunding round, a venture capital round, and/or angel investment), employees exercising options, or by conversion of certain instruments (e.g. convertible bonds, preferred unit arrangements or warrants) into membership units.

If the company decides to issue more units, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers distributions, and most early stage companies are unlikely to offer distributions, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We will be able to operate the business without revenue generation for 2 years.

Foreseeable major expenses based on projections:

We forsee the following as major expenses as we grow; digital marketing, salaries, retiring debt, rent, and inventory.

Future operational challenges:

Building a sustainable and loyal client base. This will be a significant challenge as it's more expensive to get a new client than keep an existing client.

Future challenges related to capital resources:

If the Company cannot raise sufficient funds it will not succeed past 2 years. We may not have enough capital as needed and may be required to raise more capital.

Future milestones and events:

Our goal is to turn 5 to 6 inventories a year, negotiate costco and other big box channel retailers to build out or wholsale channel, while bulding our base from within our Amazon and web direct platform utlizing Shopify.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Canine Best Delights will keep approximately $2,000 cash on hand on average throughout the year in the early months. This amount may dip below $2,000 in order to purchase inventory. A majority of capital at the moment has been used to purchase inventory.

If additional funds are needed, Canine Best Delights will use capital raised from crowdfunding and/or contributions made by the managing members in the form of debt.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this crowdfunding campaign is a partial amount of capital available to Canine Best Delights. We may choose to raise funds outside of crowdfunding, which is available. The funds from this campaign are critical to the company's operations because we want to advocate our products and seek out investors that wish to align with our goals and objectives and also become users and advocates of our brand.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Although the funds raised from this campaign are crictical, they are not necessary to the viability of the company. We estimate that if the total $107,000 is raised it will make up approximately 80% of the total funds raised for our efforts; however, additional sources of funding are available as needed.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The bare minimum needed to operate our business is approximately $1,300 per month with zero sales. This pays for the monthly subscriptions of the eCommerce channels, the domain/email subscription, some marketing/social media expenses, and sales, general, and administrative expenses. If only $10,000 is raised, this will sustain the business for 7 months; however, additional funds may be infused into the business to sustain the business longer.

How long will you be able to operate the company if you raise your maximum funding goal?

If the maximum $107k is raised through this crowdfunding campaign, Canine Best Delights could potentially operate indefinitely without additional funding. If the maximum is raised and no sales are produced at all, the company could sustain minimal operations for 6.5 years. This assumes the same monthly expenses as before - monthly subscriptions of the eCommerce channels, the domain/email subscription, some marketing/social media expenses, and sales, general, and administrative expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Yes, per our Operating Agreement, Canine Best Delights may raise additional funds outside of this crowdfunding campaign. One source of funds would be capital loaned to the business from managing members. Outside investors that have inquired may have interest in purchasing membership units of Canine Best Delights. Additional crowdfunding campaigns may also be available to Canine Best Delights.

Indebtedness

- **Creditor:** MEB Publishing LLC
  Amount Owed: $43,250.00
  Interest Rate: 10.0%
  Maturity Date: December 01, 2019
  The original notes payable issued in 2018 was for $40,000 as shown on the Balance Sheet. Additional funds were needed early 2019, so each managing member added $3,250 in April 2019. The notes are due on December 1, 2019 at which point the managing members (also creditors) believe the company should be able to repay the debt; however, if cash flow is not sufficient to repay the debt in full, then the Notes may be restructured in the best interest of the Company. If the business requires additional capital, at the discretion of the managing members, the Company may accept additional debt per the Operating Agreement. This debt may be consolidated in the current Notes Payable if needed.

- **Creditor:** WKRA Holdings LLC

Amount Owed: $43,250.00
Interest Rate: 10.0%
Maturity Date: December 01, 2019
The original notes payable issued in 2018 was for $40,000 as shown on the Balance Sheet. Additional funds were needed early 2019, so each managing member added $3,250 in April 2019. The notes are due on December 1, 2019 at which point the managing members (also creditors) believe the company should be able to repay the debt; however, if cash flow is not sufficient to repay the debt in full, then the Notes may be restructured in the best interest of the Company. If the business requires additional capital, at the discretion of the managing members, the Company may accept additional debt per the Operating Agreement. This debt may be consolidated in the current Notes Payable if needed.

Related Party Transactions

- **Name of Entity:** MEB Publishing LLC
  Names of 20% owners: Ron Blitzer
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: MEB's original ownership in Canine Best Delights was 50%, which will be diluted slightly with the raise through this crowdfunding campaign. MEB was awarded voting units and also loaned the business $43,250.
  Material Terms: MEB currently holds 8,196 Class A Voting Member Units and has an outstanding Note of $43,250 to be paid back with 10% interest per annum by Canine Best Delights.

- **Name of Entity:** WKRA Holdings LLC
  Names of 20% owners: Gregg Bigger
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: WKRA's original ownership in Canine Best Delights was 50%, which will be diluted slightly with the raise through this crowdfunding campaign. WKRA was awarded voting units and also loaned the business $43,250.
  Material Terms: WKRA currently holds 8,196 Class A Voting Member Units and has an outstanding Note of $43,250 to be paid back with 10% interest per annum by Canine Best Delights.

Valuation

Pre-Money Valuation: $4,093,000.00

Valuation Details:

The post-money valuation was derived by taking the estimated projections for the first fiscal year and adding an approximate 3.6x multiplier to EBITDA within two requested confines - 1) the maximum sell of company would not exceed 2.5% (less bonus shares), and 2) the maximum price per unit would not exceed $250.

<u>Relative Valuation Model</u>

PWC released an article in June 2018 stating a median 81x multiplier on publicly traded cannabis and hemp companies' EBITDA. Canine Best Delights feels many of these companies metrics are overvalued compared to actual financial data. Also, Canine Best Delights is a much smaller operation at the moment, so needed to evaluate itself as a start-up in the same industry as the comparable companies. A 3.6x multiplier was deemed more reasonable to the industry and expected growth potential of Canine Best Delights. Less the entire $107,000 raise, the pre-money value is $4.093 million; also calculated as $250 x the current 16,372 units outstanding.

As this industry is only budding, there is limited data to perform more complex valuation methods such as discounted cash flow (DCF) or a more in-depth comparable company analysis. As the industry and Canine Best Delights grows, absolute valuation models may be more formally adopted or necessary.

Source: https://www.pwc.com/ca/en/services/deals/whats-the-deal-blog/a-candid-review-of-cannabis-multiples.html

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  40.0%
  $4,000 would be used to pay for social media ads and to attract followers

- *Operations*
  30.0%
  $3000 would be used to pay for technology required to run operations

- *Company Employment*
  10.0%
  All commissioned sales would be paid 10% of the sale; however, many sales are done through our online platform and not sold by commission.

- *Working Capital*
  14.0%
  Other expenses needed to operate might include Amazon fees, merchant fees, and shipping.

If we raise the over allotment amount of $107,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Inventory*
  25.0%
  Canine Best Delights would replinish inventory after focused sales and marketing to increase sales

- *Working Capital*
  20.0%
  Working capital could include additional operating expenses such as shipping, Amazon fees, merchant processing, and other expenses not included in inventory cost of goods sold.

- *Marketing*
  39.0%
  A greater dollar spend would push traffic to the website, increase social media following, and produce advertisements and guerilla marketing for commissioned sales persons

- *Company Employment*
  10.0%
  Commissioned sales force would be paid 10% commission-only on all sales produced through employment.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 13 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.caninebestdelights.com (https://www.caninebestdelights.com/pages/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/bb-global-enterprises-llc-dba-canine-best-delights

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR B&B Global
Enterprises LLC dba Canine Best Delights

[See attached]

PRINCIPAL EXECUTIVE OFFICER'S FINANCIAL STATEMENT CERTIFICATION

I, Ronald Blitzer, the CEO of B&B Global Enterprises LLC dba Canine Best Delights, hereby certify that the financial statements of B&B Global Enterprises LLC dba Canine Best Delights and notes thereto for the periods ending December 31, 2018, the First Year End of Review and March 31, 2018, the current Second Year in Review included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018, the most recent year, the amounts reported on our tax returns were total income of $84.00; taxable income of $0.00 and total tax of $0.00.

IN WITHNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 15th day of April 2019.

Ronal Blitzer (Signature)

CEO (Title)

April 15, 2019 (Date)

B+B Global Enterprises LLC

BALANCE SHEET JUNE 18, 2018 - DECEMBER 31,2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10000 Business Basics Checking (5563)	21,606
Total Bank Accounts	**$21,606**
Other Current Assets	
12000 Inventory	
12200 Work in Process	43,358
Total 12000 Inventory	**43,358**
Total Other Current Assets	**$43,358**
Total Current Assets	**$64,964**
TOTAL ASSETS	**$64,964**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
25100 Notes Payable - Ron Blitzer	40,000
25200 Notes Payable - Gregg Bigger	40,000
Total Long-Term Liabilities	**$80,000**
Total Liabilities	**$80,000**
Equity	
33000 Retained Earnings	
Net Income	-15,036
Total Equity	**$ -15,036**
TOTAL LIABILITIES AND EQUITY	**$64,964**

B+B Global Enterprises LLC

INCOME STATEMENT JUNE 18, 2018 - DECEMBER 31, 2018

	TOTAL
Income	
40000 Sales	84
Total Income	**$84**
Cost of Goods Sold	
51000 Cost of Goods Sold Shipping	36
Total Cost of Goods Sold	**$36**
GROSS PROFIT	**$48**
Expenses	
60300 Bank Fees, Merchant Fees, and Interest Expense	210
60700 Facilities Expense	1,569
60900 Information Technology and Software	568
61200 Marketing, Advertising & Promotional	7,100
62080 Contractors	2,500
63000 Professional Fees	1,747
63200 Taxes, Licenses & Compliance	1,250
63400 Travel Expense	140
Total Expenses	**$15,084**
NET OPERATING INCOME	**$ -15,036**
Other Expenses	
90000 Other Expenses	0
Total Other Expenses	**$0**
NET OTHER INCOME	**$0**
NET INCOME	**$ -15,036**

B+B Global Enterprises LLC

STATEMENT OF CASH FLOWS JUNE 18, 2018 - DECEMBER 31, 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-15,036
Adjustments to reconcile Net Income to Net Cash provided by operations:	
12200 Inventory:Work in Process	-43,358
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-43,358**
Net cash provided by operating activities	**$ -58,394**
FINANCING ACTIVITIES	
25100 Notes Payable - Ron Blitzer	40,000
25200 Notes Payable - Gregg Bigger	40,000
Net cash provided by financing activities	**$80,000**
NET CASH INCREASE FOR PERIOD	**$21,606**
CASH AT END OF PERIOD	**$21,606**

B&B Global Enterprises LLC

dba Canine Best Delights

Statement of Unitholders' Equity

June 18, 2018 – December 31, 2018

Paid-in Capital		
Class A Voting Units, $0 par, 16,372 units issued	$	0
Paid-in capital in excess of par – Class A		0
Class B Voting Units, $0 par, 0 units issued		0
Paid-in capital in excess of par – Class B		0
Total paid-in capital	$	0
Net Income		($ 15,036)
Distributions	$	0
Total stockholders' equity		($ 15,036)

Note 1 – Business and Nature of Operations

B&B Global Enterprises LLC dba Canine Best Delights was formed on June 18, 2018 in the State of California. Canine Best Delights is headquartered in Santa Barbara, California. The consolidated financial statements of B&B Global Enterprises LLC are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

B&B Global Enterprises LLC builds both food and non-food consumer goods and brands in the health and wellness space for both humans and pets. Canine Best Delights is a pet-centric brand that focuses on consumer goods designed for pet consumption. Canine Best Delights is a new operation, and only recently launched products to the public after painstaking testing and analysis. From this research, Canine Best Delights has created an innovative formulation that blends the power of 100% pure hemp extract with ashwagandha and other natural plant-based ingredients.

The Company is wholly operated by two managing members and a handful of independent contractors, who act as the company's sales team. Canine Best Delights' products are sold online and through various other distribution channels including a veterinarian affiliate program. The products can be shipped worldwide via USPS, FedEx, or UPS to retailers or consumers directly from a third-party warehouse.

Note 2 – Summary of Significant Accounting Policies

The accompanying financial statements include the accounts of B&B Global Enterprises LLC dba Canine Best Delights. The preparation of financials statements aligns with the regulations of U.S. GAAP.

Use of Estimations

Estimates and assumptions are used in preparation of the financial statements in conformity with U.S. GAAP to account for reported amounts of assets and liabilities, and the reported amount of expenses during the reporting period. Actual results could materially differ from these estimates.

Fair Value of Financial Instruments

Fair Value is defined as the amount which assets or liabilities are exchanged, in their entirety, between a willing buyer and willing seller, within a commercially reasonable period of time, each having reasonable knowledge of facts, with neither being under any compulsion to act.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all assets that may be liquidated within one year to be cash equivalents.

Net Sales and Accounts Receivable

Net Sales and Accounts Receivable are reported net of refunds and allowances for expected losses. Accounts Receivables represents the amount management expects to collect from outstanding balances

Inventories

Inventories consist primary of finished good products that encompass all product lines under B&B Global Enterprises LLC. Inventories are recorded at the lower cost or market, using first-in, first-out method (FIFO), and may be subject to change in conformity to U.S. GAAP allowances.

Property and Equipment

Property and Equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life. The method of recording property, equipment, and depreciation may be subject to change if allowed by U.S. GAAP.

Revenue Recognition

The Company recognizes revenues from the sale of goods directly to the consumer, retailer, or distributor when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Revenues are recognized when the risk of ownership and title passes to the Company's customers, which is generally at the time of shipment in the wholesale channel and at the point of purchase in the retail and eCommerce channels, net of returns.

Shipping and Handling

Costs incurred for shipping and handling are included in cost of revenue at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as revenues.

Research and Development

The Company incurs research and development costs during the process of researching and developing out technologies and future manufacturing processes. Our research and development costs consist primarily of materials and services. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Note 3 – Debt

In 2018, the Company entered into two notes payable for aggregate proceeds of $80,000. The notes bear interest at 10% per annum. The notes are secured by all of the company's inventory and accounts receivable. The proceeds were capital contributions to purchase beginning inventory.

Note 4 – Unitholder's Equity

The Company has authorized the issuance of 16,372 units of Class A – Managing Member Voting Units and 428 units of Class B – Member Non-Voting Units. The Class B – Member Non-Voting Units will be sold through online crowdfunding, StartEngine, per regulation CF. An additional 43 units (10%) of Class B – Member Non-Voting Units have been authorized to be issued per StartEngine's discount policy and will only be offered in the first 24 hours to StartEngine's direct investor pool. The total proceeds under this offering will be up to $107,000 over the next 90 days.

Note 5 – Related Party Transactions

Of the 16,372 units of Class A – Managing Member Voting Units outstanding, related parties own 16,372 units of such units. The related parties make up 97.2% of the holders of B&B Global Enterprises membership units as of December 31, 2018.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Start Investing Raise Capital Sign In

This offering is not live or open to the public at this moment.

0
Investors
Canine Best Delights
Introducing Petagens™
WE WANT YOUR DOG TO FEEL AMAZING
Regulation Crowdfunding
Santa Barbara, CA
E-Commerce
Accepting International Investment
$0.00
Raised of $10K - $107K goal

Overview Team Terms Updates Comments Share

CANINE BEST DELIGHTS™





CANINE BEST DELIGHTS
Hip & Joint Relief
Hemp & Ashwagandha
Calm Down
60 soft chews for dogs
Hemp & Ashwagandha
Breath, Teeth & Gums
Hemp Extract

Letter from the Founders

Dear Potential Investor:

We're proud to be introducing Canine Best Delights to the dog lovers of America! Packed with the medicinal power of Hemp Extract, our all-natural dietary supplements for dogs are helpful for addressing a variety of common ailments such as joint pain, anxiety, poor appetite, low energy, and other symptoms.

The result of years of research, the entire line of Canine Best Delights is available in convenient chews and a teeth and breath bone, all at a competitive price point. Each have been shown to deliver efficacy in dogs of all breeds, size and age.

According to dozens of research firms, the market for Hemp Extract is growing faster than any other product category. Analysts such as Cowen Research conservatively estimate it is set to generate $16 billion by 2025. Canine Best Delights is joining the industry at perhaps the most advantageous time in the history of pet supplements. Our products are already available on Amazon, in several retailers, and Canine Best Delights is poised to make its mark as a brand with consistent and scalable product offerings.

As you probably already know, when the Farm Act was signed this January, it made industrial hemp containing less than 0.3% THC legal in all 50 States. Naturally, we insist that the Hemp Extract we use in Canine Best Delights is 100% grown and processed in the U.S. and contains zero THC. Our proprietary formulation includes five milligrams of Hemp Extract per treat (many other brands have 2 mg or less) and a variety of carefully selected beneficial herbs and roots based on centuries-old Chinese and Ayurvedic healing traditions.

Although research on the use of Hemp Extract as a supplement for pets is lagging behind studies of human efficacy, the industry is growing fast. Currently, most Hemp Extract products are sold through mom and pop stores, but national retailers such as CVS, GNC and others are beginning to get involved, often purchasing hundreds of thousands of units at a clip. Other large box stores such as Walmart and Target are reportedly seeking out Hemp Extract products, but not currently buying product (New York Post, 2019). As the market expands, Canine Best Delights will compete with the top brands in the market with a product that is designed for high volume production levels, and is all-natural, and proven beneficial.

We're two highly experienced entrepreneurs and loving dog owners with a deep commitment to improving the quality of life of dogs everywhere. It is clear to us that now is the right time to enter the industry and we are uniquely qualified to build a brand like Canine Best Delights. Ron Blitzer has over 40 years of product development and branding experience. Gregg Bigger has been involved in finance and technology his entire career, including consulting in the hemp industry since 2016.

Our goal is simple: We will offer the best quality Hemp Extract infused pet supplements in the world, at competitive prices, directly to consumers. We are building a bright, young team to build our online presence and wholesale channels as well as marketing through some of the best channels to raise awareness and educate consumers. Most of all, we are bringing health and wellness to pets and their owners.

Please join us in this venture and journey. Not only will you enjoy the experience, but your pet will love you for it as well.

Sincerely,

Ron Blitzer & Gregg Bigger
Co-Founders of Canine Best Delights



"Our specially formulated, all-natural chews, help dogs of all: breeds, sizes and ages, enjoy life to the fullest."

Greggory Bigger, *Co-Founder, Canine Best Delights*

Letter from the Founders Reference

Fickenscher, Lisa. (2019). Walmart, Target quietly exploring CBD product lines. Retrieved from New York Post - Linked article.



Company History

www.caninebestdelights.com

Based in Santa Barbara, California, our entire product line is carefully formulated for optimal efficacy for your dog's good health.

In 2017, long-time business associates and fellow dog lovers Ron Blitzer and Gregg Bigger were following the emerging changes in hemp legislation in California and the



"Canine Best Delights soft-launched products via eCommerce in January 2019 to build a following through social media and establish an online presence, which has reached 18,000 Instagram followers as of June 2019."

Ron Blitzer, Co-Founder, Canine Best Delights

United States; and decided to launch a Hemp Extract brand and develop a dietary supplement for dogs that leverages the healthful benefits of Hemp Extract for pets. Blitzer and Bigger sourced the best raw materials, found a manufacturing partner that could meet their highest standards, and developed formulations with expert input from vets and canine nutritional specialists. By November 2018, a product line and company, Canine Best Delights, was capitalized, trademarked, organized, and launched. In mid-January 2019, Canine Best Delights introduced the product line through the eCommerce platforms - Amazon, eBay and Shopify.

Blitzer and Bigger assembled a management team of local business managers, who are tech savvy, entrepreneurial, into health and wellness and pet lovers. As an initial launch strategy in 2019, Canine Best Delights focused on growing its social media via Instagram reaching 18,000 followers by June 2019.

After building a team and self-funding the company as a startup, Blitzer and Bigger were being asked by customers, friends, and other business associates if they could invest in Canine Best Delights. The founders then made a decision to engage crowdfunding as a way to raise capital and find individuals that would not only invest, but advocate the cause and story of Canine Best Delights.

We want your dog to feel amazing!

The Offering

Investment

Security Type	Price Per Unit	Minimum Investment	Pre-Money Valuation
Class B Non-Voting Member Unit	$250.00	$500.00	$4,093,000

Perks*

- If you invest at least $500, you will receive one (1) Canine Best Delights T-Shirt + a 10% discount code for friends and family for one (1) year.

- If you invest at least $1,000, you will receive one (1) Canine Best Delights T-Shirt & one (1) Canine Best Delights Hat + a 15% discount code for friends and family for one (1) year.

- If you invest at least $1,500, you will receive two (2) Canine Best Delights T-Shirts & two (2) Canine Best Delights Hat + a 20% discount code for friends and family for one (1) year.

All perks occur after the offering is completed.

Our Value

Quality

We use only 100% U.S. grown and processed full-spectrum hemp extract that has zero THC, and all-natural active ingredients which are manufactured in an FDA certified facility.

Potency

With 5mg per chew, we provide consumers with a superior product with measurable and obvious wellness benefits in comparison to competitors who use less Hemp Extract and non-full spectrum Hemp Extract.

Efficacy

Each of our proprietary formulations contain several all-natural active ingredients to contribute to their efficacy profile in addition to the known health support characteristics of Hemp Extract.




5mg
per chew
100% U.S. Grown
Hemp Extract

Our Product Line


CANINE BEST DELIGHTS
Hip & Joint Relief
60 soft chews for dogs
Hemp & Ashwagandha


CANINE BEST DELIGHTS
Calm Down
60 soft chews for dogs
Hemp & Ashwagandha


CANINE BEST DELIGHTS
Breath, Teeth & Gums
30 green biscuit bones
Hemp Extract

In consultation with our partners and veterinary advisors, Canine Best Delights has succeeded in bringing to market dietary supplements which leapfrog over the value proposition of simply featuring Hemp Extract as a wellness solution for common health and quality of life conditions in dogs. Our marketing, labeling and veterinarian and consumer-facing materials make it clear that Canine Best Delights include "functional" adaptogenic-plant ingredients in addition to hemp. The result is that Canine Best Delights dog chews and tinctures provide pet owners with a superior, more efficacious product choice, yet at highly competitive price points. It also empowers us to position our brand with consumers as a new approach in dog supplements which takes the functional pet food movement to the next level.


Cheese, Beef & Bacon
CANINE BEST DELIGHTS
Hip & Joint Relief
60 soft chews for dogs
Hemp & Ashwagandha
Adaptagens for your pets- Petagens.

Keep active longer

Research indicates that 1 in 4 dogs suffer from mobility issues. Symptoms such as limping, slowness in getting up, sleeping excessively, or a reluctance to go for walks may mean cartilage damage caused by osteoarthritis or Degenerative Joint Disease (DJD). Developed to take maximum advantage of hemp's well-studied potential as a pain-relieving and anti-inflammatory agent, **Hip & Joint Relief** is formulated with glucosamine to promote joint health and increased mobility. With 5 mg of U.S. grown, full spectrum hemp extract in every chew, treat time can now stimulate your dog's Endocannabinoid System (ECS) which studies have shown can beneficially affect joint inflammation.

60 soft chews for dogs specially formulated to improve hip and joint issues in dogs of all sizes


Cheese, Beef & Bacon
CANINE BEST DELIGHTS
Calm Down
60 soft chews for dogs
Hemp & Ashwagandha
Adaptagens for your pets- Petagens.

A calm dog is a happy dog

Even the most well behaved and superbly trained dog can act out when experiencing stress. Unfamiliar surroundings, guests in your home, thunderstorms, travel, or being left alone can all negatively affect their usual relaxed demeanor. Specially formulated for easy digestion and quick absorption, **Calm Down** is an ideal treatment to soothe your pet's emotions with comforting relief. When you anticipate situational anxiety may occur due to new stimuli, or behavioral anxiety from being separated from family members, keep Calm Down handy to mitigate your dog's discomfort and curtail nervousness.

60 soft chews for dogs specially formulated to help calm dogs of any age and size


Peppermint Flavor
CANINE BEST DELIGHTS
Breath, Teeth & Gums
30 green biscuit bones
Hemp Extract
Adaptagens for your pets- Petagens.

Better breath every time

Showering your pooch with affection often involves getting up close and personal with a wet nose and happy pink tongue. However, nothing puts a dampener on nuzzling faster than bad breath. Don't let doggy halitosis get between you and face-time with your best friend. Made with all-natural, breath-enhancing ingredients including mint, seaweed and parsley, **Breath, Teeth & Gums** helps stimulate the odor-fighting properties of your dog's mouth while reducing plaque buildup which can cause bacteria.

30 green biscuit bones for dogs specially formulated to help clean and purify your dog's mouth


DIRECTIONS:
CANINE BEST DELIGHTS
HEMP
Pain Relief Drops
Supplement Facts

Healthful hemp in every drop

Millions of dog owners are turning to hemp as a safe and gentle treatment for behavioral and situational anxiety, joint pain and inflammation, to relieve digestive disorders (colitis), for immune system support, and to encourage more restful sleep and stimulate appetite. Just as each delicious chew we create is designed to ensure the best quality functional food choice for your best friend, every ingredient we use in **Pain Relief Drops** is tested for purity, efficacy and safety. With less than .03% THC (Tetrahydrocannabinol), our tincture and chews have absolutely no psychoactive effect – simply the natural goodness of the vitamins, minerals, protein, terpenes, chlorophyll and flavonoids the hemp plant contains.

The Market and Industry

The Pet Industry

- Pet industry expenditure exceeded $72 billion in 2018, and is estimated to exceed $75 billion in 2019 (APPA).
- The total dog and cat population in North America is estimated at 178 million, and the average price per pound for pet food and pet treats has risen 46% since 2011 (Pet Food Processing).
- 92% of all dog owners purchased treats and supplements for their pets in 2017. At the time of the report in 2017, there was an estimated $6.4 billion in pet treat retail sales (PRNewswire/Research and Markets).
- 68% of US households own a pet and spend an average $300 annually on pet food and treats (Pet Food Processing).

The Hemp-Based Product Industry

American Kennel Club's Chief Veterinary Officer, Dr. Jerry Klein, states that Hemp Extract is used because of its anti-inflammatory properties, cardiac benefits, anti-nausea effects, appetite stimulation, anti-anxiety impact, and for possible anti-cancer benefits, although there's no conclusive data on this use. There is anecdotal evidence from dog owners suggesting Hemp Extract can treat pain, especially neuropathic pain, as well as helping to control seizures. - American Kennel Club

- By 2025, Hemp-based product offerings could conservatively generate $16 billion in retail sales (Cowen Research, Feb 2019) - higher growth than estimated by New Frontier Data shown to the right (2018).
- Hemp-based pet products could balloon to $1.16 billion in the US alone by 2022 (CNBC/The Brightfield Group)

M&A Activity

As the demand for healthier, all-natural and "functional food" pet products continues to grow, large consumer product conglomerates are moving to acquire pet product companies and brands. As of August 2018, the





Infographic References

Song, Bertie. (2018). Hemp-derived Pet Supplies in the Growing CBD Market. Retrieved from New Frontier Data - Linked article.

Stansbury, Lauren. (2018). Annual Retail Sales for Hemp-Derived CBD Products Estimated to Exceed $646 Million by 2022. Retrieved from Vote Hemp - Linked article.

US pet industry has seen at least two dozen additional acquisitions (PR Newswire).

- **2001**: Nestlé S.A. buys Purina for $10.3 billion (Nestlé Global)
- **2014**: Mars, Inc. acquires Procter & Gamble brands Iams, Eukanuba, and Natura Pet Products for $2.9 billion (Pet Food Industry)
- **2017**: Archer Daniels Midland (ADM) buys Crosswinds Industries [price not disclosed] (ADM)
- **2017**: Parkers Pet Provisions acquires Complete Natural Nutrition; renamed Presidio Natural Pet Co. (Pet Product News)
- **2018**: C.J. Foods, Inc. acquires Lortscher Animal Nutrition, Inc., (LANI) [price not disclosed] (Food Business News)
- **2018**: Cargill purchases Pro-Pet private label manufacturer (Black Gold® brand) [price not disclosed] (Cargill)
- **2018**: J. M. Smucker Company acquires Ainsworth Pet Nutrition, LLC for $1.7 billion (Pet Food Processing)
- **2018**: General Mills purchases Blue Buffalo for $8 billion (Pet Food Processing)
- **2019**: Red Collar Pet Foods acquires Hampshire Pet Products [price not disclosed] (Feedstuffs)

Sales and Marketing

Canine Best Delights soft-launched products via eCommerce in January 2019 to build a following through social media and establish an online presence, which has reached 18k Instagram followers as of June 2019. We plan to market directly to these followers and continue to build our social media platforms while driving traffic to our three retail platforms – Direct Website (Shopify), Amazon, and eBay.

Due to the supply chain profile of Canine Best Delights which includes hemp cultivation partners in Colorado and Kentucky, and FDA-certified contract manufacturing relationships, we can scale our manufacturing volume to accommodate virtually any size wholesale fulfillment demands. Furthermore, the Company has the capital, industry affiliations, and management expertise to scale our operations and manufacturing output to ensure adequate inventory during our expansion and during any potential acquisition by a high volume pet products entity.

eCommerce Sales	**Big Box Retailers**	**Advocacy and Education**
Canine Best Delights defines retails sales as our own direct-to-consumer business model. This is the highest margin business we can develop, and keeps us close to the customer. Here	Sales outside of direct-to-consumer business will produce a lower margin, but will accomplish two other goals - 1) broaden our audience exposure beyond the internet, and 2) increase	Today pet owners have many choices when it comes to Hemp Extract supplements for their beloved pets. At Canine Best Delights we're pioneering the use of adaptogens, a centuries-old

we plan to engage our customers and gain valuable feedback about our products. Eventually we may introduce loyalty programs, obtain testimonials, or develop products based on our customers' feedback.



volume sales, which in turn, should produce lower cost of manufacturing. Targets in this audience will include pet-focused institutions such as independently-owned veterinary practices, national animal hospital chains, single-location pet stores, national pet store retailers, animal rescue shelters, boarding kennels, and other eCommerce channels.



practice of using functional plants and food sources to support the natural ability of the body's physiology to optimize bodily processes. Each of our tasty and nutritious chews are made with a proprietary blend of pure hemp and ashwagandha as well as other functional ingredients to support wellness and address common health and behavioral issues; we call these Petagens™. The integrity of our offerings and our commitment to the optimal health of dogs everywhere is summed up in our company slogan: **"We want your dog to feel amazing"**.

K9 Wellness Guide





Canine Best Delights launches!

Long-time friends and fellow dog lovers Ron and Gregg decide to develop better quality dietary supplements for dogs which leverage the healthful benefits of Hemp Extract.



The Search for Manufacturing Partner

Meetings with manufactueres in the hemp sector and visits to the industry's most advanced facilities which offer deep experience in hemp formulations



Product Formulations and Selection

Working with veterinarians and canine nutritional specialists, we settle on our formulations and begin recieving samples of 6 different products



Relief Drops Tincture Added

Following further review of market opportunities, we add 4th product - a 250mg pet Relief Drops tincture and file for trademark protection of Pentagen (Adaptagens plus Pet = Petagen)



Dr. Samuel Dover Added to Advisory Board

To assist us in our mission, Dr. Dover, an expert in advanced veterinary medical care in dog, cats, horses, zoo species and marine mammals, joins our team



Start Engine Investor Outreach

To accelerate growth and capitalize on sales momentum, we begin the Start Engine funding process - revenue volume continues to climb steadily on our e-commerce platform

June 2018	August 2018	October 2018	December 2018	February 2019	August 2019
July 2018	September 2018	November 2018	January 2019	June 2019	January 2020









Product Development Begins

The Goal: Create best-in-class formulations with 5 mg of full spectrum hemp extract and carefully selected, all-natural active ingredients for maximum efficacy

Gold Standard in Hemp Extract Manufacturing!

Our U.S. manufacturing partner has a 65,000 sq. ft. facility and is fully CGMP-, FDA-certified & National Animal Supplement Council approved

Our Product Line Finalized

After testing formulations with our own dogs, consumer focus groups, and intensive national market analysis, we select 3 products: Hip & Joint, Calm Down and Breath, T Gums

National Product Launch on Amazon!

We enter the Amazon marketplace with our 4 products and upgrade to the Shopify shopping car experience to optimize our direct-to-consumer sales processing

Expand and Grow

Reaching 18,000 Instagram followers, building a stellar team of bright minds, and beginning to establish wholesale and distributor relationships, Canine Best Delights is on a roll for rapid growth.

Review of Canadian Distributors Commences

As market penetration expands across the U.S. we will prepare to enter the Hemp-friendly Canadian market - 6 million dogs in 35% of all households! (Anticipated)

Press

PACIFIC COAST BUSINESS TIMES

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Meet Our Team



Ronald Blitzer

Co-CEO & Managing Member

Ron Blitzer is a serial global entrepreneur with over 40+ years of experience in business operations, sustainability, organization development and capital formation. In 2005



Gregg Bigger

Co-CEO, CFO & Managing Member

Gregg's interest in canine nutrition dated back to his days serving in the Marines with the Combat Assault division of the 1st

Blitzer co-found and was CEO of Be Green Packaging LLC a global green sustainable packaging company. Under his management leadership he scaled Be Green into a $35 million dollar global green packaging company. Key customers included Whole Foods, P&G, Gillette, Samsung and Apple. In 2013 Be Green Packaging was successfully sold to PE firm The Riverside Company

Since the sale of Be Green Blitzer in 2013 remained a member of his CEO Vistage group in Santa Barbara. In 2015 Blitzer became a consultant and acting COO for several small health and wellness companies: Sun Potion and Osea Malibu. In 2018 Blitzer co founded (with Gregg Bigger) The93108Fund a community based 510c3 that supported hourly wage earners with cash grants in Montecito California that were effected by the debris flows in 2018.

Blitzer currently serves on the board of the UCLA School of Life Sciences, and is a Trustee of the National Jewish Medical & Research Center. Mr. Blitzer earned a Bachelor Degree in History from UCLA. and an MBA from The University of New Haven.

A lifelong pet owner, Ron is married, lives in Santa Barbara and their son is a professional musician with the band Superet.



Marine Regiment. Known through the military world as the 'Devil Dogs', the unit had practiced beach incursions, scaled cliffsides, and conducted house-to-house combat training, occasionally with the assistance of Belgian Malinois and German Shepherds, the preferred breed of Military Working Dogs (MWD). Gregg had seen firsthand the importance of diet supplements in these high performance dogs and wanted to bring the same level of functional food nutrition to the family pet.

As an entrepreneur, Gregg founded The Bank of Santa Barbara, a local community which was acquired within 4 years of its inception. In the energy sector, Gregg was CFO and then promoted to CEO of a technology company which pioneered hardware designed to improve the flow efficiency of the world's crude oil pipelines.

As the co-founder of Canine Best Delights, he has secured a reliable, high volume source of Hemp Extract at below spot prices for Canine Best Delights by creating one of the industry's largest vertically-integrated supply chain infrastructures for the cultivation, processing and wholesaling of laboratory tested hemp extract.

Gregg and his wife, Wendy, and kids Kayley, Riley, and Avery are passionate about their furry family friend, Brynlee. Mr. and Mrs. Bigger are avid donors to the United States Human Society.



Arjuna "AJ" Tague

Sales Director and Global Wholesale Manager

Arjuna is a world traveler, having visited 21 countries, and lived in Costa Rica for 6 years where his family owns a 54-acre organic food and tree farm.

Professionally he has worked with major players in the residential and commercial solar panel industry to develop sales systems which have helped the companies earn over three hundred million dollars in the past 8 years. Being a health enthusiast led him to work with several California based superfood companies as the



Ziggy Peake

Director of Operations

Ziggy Peake is a serial entrepreneur who has spent the better part of the past 25 years building, running, and selling successful technology and light manufacturing companies from his home town of Santa Barbara, CA. Ziggy is a recognized pioneer in the Parking Industry, having designed and run the technology and operations teams for a leading (parking) SAAS in North America. In addition to being a founder and officer of several technology start-ups, Ziggy enjoys providing consulting,



Max Holihan

Brand Development Officer

Max is an adventurer, journeying with his dog in tow - often surfing, hiking, and rock climbing. Max also has a keen eye for strong brands and a natural talent to help brands find their home online, reach the right audience, and enrich the brand's vision by conveying the right story. After a decade representing top companies such as Apple and Amazon, Max has built his career from sales - moving product into the hands of people to brand development - empowering brands the right voice through their eCommerce



Chloe Terry

Public Relations and Social Media Director

Chloe is Max's counterpart for Canine Best Delights' Marketing Team, where Max focuses on the brand and its development, Chloe focuses on the advocacy and outreach of the brand to the masses. When she isn't at the beach or dog park throwing the ball for her Jack Russel, her professional talent is capturing an audience and converting onlookers to fans through community engagament and content.

Chloe also considers the long-term impact and the

sales director to improve sales systems technology through the use of CRMs like SalesForce and Shopify. Along with the direct acquisition of wholesale accounts such as GNC, CVS, Amazon, and Wholefoods increasing top-line revenue by over 3 million dollars annually.

A lifelong dog owner and animal health advocate he currently has a dog named Shaman who is a Weimaraner / Labrador mix, who loves going to the beach.

Because of his high energy levels, Shaman was a huge motivator in developing the Canine Best Delights - Calm Down product.

operational, organizational, and logistics management services for several commercial enterprises in the Santa Barbara, CA, Houston, TX, Orlando, FL and Kahului, HI markets.

Ziggy has been surrounded by dogs his entire life. Growing up in the foothills of Montecito, Ziggy's family never had less than 5 dogs at any time. One of Ziggy's responsibilities as a child up was to care for the "pack" and to ensure that they were all walked, fed, groomed, and kept safe from harm. With threats like coyotes, mountain lions, and bobcats, this was no small chore. As time marched on, Ziggy has continued to maintain a deep love for his four legged pals, and he currently enjoys the company of his ridiculously sweet 10 year old cairn terrier mix, Minx, who loves to run the beach, hike the hills, and live the good life in her cozy Santa Barbara home.

After hearing what his good friend and co-funder, Greggory Bigger, was creating: a best-of-breed Hemp Extract pet nutritional company focused on dogs, Ziggy just couldn't resist the opportunity to be part of the top-notch team that was focused on such an admirable and attainable goal. The rest as they say, is history.



voice through their ecommerce platform.

Max came on board with Canine Best Delights early on to focus on building Canine Best Delights' brand and maximizing its online marketing potential. In partnership with Chloe Terry, who specializes in Social Media and Public Relations, Canine Best Delights' marketing team will be able to develop the brand in a market that stretches the globe.

Max also owns a 9 year old Jack Russell Terrier, Junior, who was attached by a Labrador when he was 2 years old. Ever since then, Junior has had terrible anxiety around big dogs. Max began incorporating a Hemp Extract supplement in Junior's diet about a year ago, and has noticed phenomenal improvement in Junior's anxiety. "He no longer feels uncomfortable around larger dogs and actually enjoys playing with them now. I cannot think of a better way to change the lives of other dogs than to be working with Canine Best Delights."



relationship of brand to the public eye. Among many roles at Apple, Chloe once was able to preserve the integrity of a historical building while also maintaining Apple's extremely high Brand Standards. It is in the creative narrative that companies such as Canine Best Delights can tell their story. With an esthetic eye and over a decade of experience coordinating social media, preserving brand images, and developing marketing and public relation strategy, Chloe adds a tremendous value to Canine Best Delights' marketing team and the company's reach into the vast online world.





Daniel Smales

Director of Finance and Business Development

Daniel is a strategist at heart, and graduated with his MBA in 2015 with focused studies in Accounting and Finance. During his time studying before and after the MBA, he dualed as a full-time employee applying his knowledge to solve complex problems in the fields of Financial Consulting, Business Banking, Business Development

Banking, Business Development, and Financial Analysis. Daniel is the newest addition to the Canine Best Delights' team needed for his understanding of math sciences and impact of business development on financial success. He is a planner, coordinator, and support to the Financial Team.

Daniel also has owned dozens of dogs throughout his lifetime (if the puppies are included) and has first-hand witness of the pain dogs go through facing cancer, depression, paralysis, and dementia. His first dog, Sarah, was a mixed Doberman breed who loved to run. As Sarah turned fourteen, her hind legs began to fail and she lived two years in pain and depressed; some nights pacing, whimpering and anxious, as she noticed her condition worsening. Canine Best Delights offers something all-natural that was never available to treat dogs in the past. It's not a cure, but anything would have been better than nothing for Sarah. Daniel's passion for numbers and love for his four-legged friends is what drives him to see success in Canine Best Delights, and with the right work, it is possible.



Offering Summary

Company :	B&B Global Enterprises LLC dba Canine Best Delights
Corporate Address :	525 San Ysidro Rd. Ste D218, Santa Barbara, CA 93108
Offering Minimum :	$10,000.00
Offering Maximum :	$107,000.00
Minimum Investment Amount (per investor) :	$500.00

Terms

Offering Type : Equity

Security Name : Class B Nonvoting Units

Minimum Number of Shares Offered : 40

Maximum Number of Shares Offered : 428

Price per Share : $250.00

Pre-Money Valuation : $4,093,000.00

Maximum subject to adjustment for bonus units. See Bonus info below

Perks*

- If at least $500 is invested, the investor will receive one (1) Canine Best Delights T-Shirt + 10% discount code for friends and family for one (1) year.
- If at least $1,000 is invested, the investor will receive one (1) Canine Best Delights T-Shirt & (1) Canine Best Delights hat + 15% discount code for friends and family for one (1) year.
- If at least $1,500 is invested, the investor will receive two (2) Canine Best Delights T-Shirts & (2) Canine Best Delights hats + 20% discount code for friends and family for one (1) year.

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

B&B Global Enterprises LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

StartEngine shareholders who invested $1,000 or more in any StartEngine offering will receive a 10% bonus on this offering. This means you will receive a bonus for any units you purchase. For example, if you buy 10 Class B Nonvoting Units at $250 / unit, you will receive 11 units, meaning you'll own 11 units for $2,500. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]


RESTATED AND AMENDED
LIMITED LIABILITY COMPANY
OPERATING AGREEMENT
OF
B&B GLOBAL ENTERPRISES LLC
dba CANINE BEST DELIGHTS


This **LIMITED LIABILITY COMPANY OPERATING AGREEMENT** (the "Agreement") shall be made effective June 1, 2018 (the "Effective Date"), by and among RONALD BLITZER and GREGG BIGGER, managing-members listed on Exhibit "A" attached hereto (each referred to individually as a "Manager" and collectively as the "Managers"), and the Additional Members listed on Exhibit "B" attached hereto (each referred to individually as a "Member" and collectively as the "Members").


RECITALS


WHEREAS, the Company wishes to set forth the operating terms and conditions of the business to be run by the Company and the rights, benefits, privileges, duties and obligations of the Managers and Members thereof in this Agreement.

NOW, THEREFORE, for and in consideration of the above premises and the mutual covenants and agreements contained herein, the parties agree as follows:


FORMATION


1.1. **State of Formation**. This is a Limited Liability Company Operating Agreement (the "Agreement") for B&B Global Enterprises LLC, a Manager-managed California state limited liability company (the "Company") formed under and pursuant to California law.

1.2. **Operating Agreement Controls**. To the extent that the rights or obligations of the Managers, Members, or Company under provisions of this Operating Agreement differ from what they would be under California law absent such a provision, this Agreement, to the extent permitted under California law, shall control.

1.3. **Primary Business Address**. The location of the primary place of business of B&B Global Enterprises LLC is:

115 W De La Guerra St, Santa Barbara, California 93101, or such other location as shall be selected from time to time by the Managers.

1.4. **Registered Agent and Office**. The Company's initial agent (the "Agent") for service of process is Rocket Corporate Services, Inc. The Agent's registered office is 2804 Gateway Oaks Dr #100, Sacramento, California 95833-4346. The Company may change its registered office, its registered agent, or both, upon filing a statement with the California Secretary of State.

1.5. **No State Law Partnership**. No provisions of this Agreement shall be deemed or construed to constitute a partnership (including, without limitation, a limited partnership) or joint venture, and no Manager, Board Member, or Member shall be a partner or joint venture of or with any other Manager, Board Member, or Member, for any purposes other than federal and state tax purposes.

PURPOSES AND POWER

2.1. **Purpose**. B&B Global Enterprises LLC is created for the following business purpose:

B&B Global Enterprises LLC will build both food and non-food consumer goods and brands in the health and wellness space for both humans and pets.

2.2. **Powers**. The Company shall have all the powers of a limited liability company set forth under California law.

2.3. **Duration**. B&B Global Enterprises LLC's term shall commence upon filing of a Certificate of Formation and all other such necessary materials with the state of California. The Company will operate until terminated as outlined in this Agreement unless:

2.3.1. The Managers vote to dissolve the Company

2.3.2. No Manager of the Company exists, unless the business of the Company is continued in a manner permitted by Washington law;

2.3.3. It becomes unlawful for either the Managers or the Company to continue business;

2.3.4. A judicial decree is entered that dissolves the Company; or

2.3.5. Any other event results in the dissolution of the Company under federal or California law.

MANAGERS AND MEMBERS

3.1. **The Managers**. The Managing Members of B&B Global Enterprises LLC at the time of adoption of this Agreement are Ronald Blitzer and Gregg Bigger. The name, Capital Contribution, and number of Units of each Managing Member is set forth in Exhibit "A" hereto, as amended from time to time by the Board of Directors to reflect changes to the information provided therein.

3.1.1. **Managing Member Units.** The Company hereby admits the managing members by issuing a class of Units designated as Class A Voting Units (the "Voting Units"). The Voting Units shall be issued to the managing members as of the day of this Agreement and set forth in Exhibit "A" hereto, as amended from time to time by the Board of Directors to reflect changes to the information provided therein.

3.2. **Additional Members.** Additional Members may be admitted to the Company only with the written consent of the Board of Directors. The name, Capital Contribution, and number of Units of each Additional Member is set forth in Exhibit "B" hereto, as amended from time to time by the Board of Directors to reflect changes to the information provided therein. The Additional Members acknowledge and agree that the admission of Additional Members will reduce their proportionate rights with respect to the Company, including, without limitation, their percentage interest, and hereby consent to the admission of Additional Members

3.2.1. **Additional Member Units.** The Company is hereby authorized to admit Additional Members and to issue a class of Units designated as Class B Non-Voting Units (the "Non-Voting Units"). The Non-Voting Units shall be issued to Additional Members as set forth in Exhibit "B" hereto, as amended from time to time by the Board of Directors to reflect changes to the information provided therein.

3.2.2. **Transaction Expenses.** The Company shall pay and assume any pre-formation, organizational and Offering expenses of the Company and the expenses related to the consummation of the transactions contemplated in this Agreement, provided, however, that each additional Member shall pay and assume such Member's own expenses in connection with such Member's evaluation of an investment in the Company and such Member's review of and determination to enter into this Agreement.

3.3. **Limited Liability of Members.** Except as otherwise provided for in this Agreement or otherwise required by California law, no Managing Member, Board Member, or Member shall be personally liable for any acts, debts, liabilities, or obligations of the Company beyond their respective Initial Contribution, including liability arising under a judgment, decree or order of a court. The Members shall look solely to the Company property for the return of their Initial Contribution, or value thereof, and if the Company property remaining after payment or discharge of the debts, liabilities or obligations of the Company is insufficient to return such Initial Contributions, or value thereof, no Managers, Board Members, and Members shall have any recourse against any other Managers, Board Members, and Member except as is expressly provided for by this Agreement or as otherwise allowed by law.

COMPANY CAPITAL

4.1. **Initial Contributions.** The Managing Members have made the Capital Contributions set forth opposite their respective names on Exhibit "A" hereto. Managing Members shall be entitled to interest on their Initial Contribution only if the contribution was structured as a loan. Except as expressly provided by this Agreement, or as required by law, Managing Members at any time shall have the right to demand or receive the return of their Initial Contributions. Any modifications as to the signatories' respective rights as to the receipt of their initial contributions must be set forth in writing signed by all interested parties.

4.2. **Initial Crowdfunding Offering.** The Company is hereby authorized to admit a unique group of Additional Members and issue Non-Voting Units to engage in a Crowdfunding Offering. These Non-Voting Units shall be set at a maximum number of 428 Units plus 43 Bonus Units and shall be available to be offered for sale through an online portal required for a Crowdfunding Offering managed by Start Engine Capital, LLC in compliance with the Securities and Exchange Commission's Regulation Crowdfunding. The total number of units will be available for sale for two-hundred fifty dollars ($250.00 USD) per unit or a total of one hundred-seven thousand dollars ($107,000.00 USD). The Board Resolution was passed unanimously by the Board of Directors and this offer shall not exceed 2.5% of the Company's total authorized units.

4.2.1. **Crowdfunding Investor Limits.** Individual investors will be limited to their total investment according to Regulation Crowdfunding based on the investor's annual income or net worth. The Securities and Exchange Commission sets these parameters and they may change from time to time.

4.2.2. **Bonus Units.** Start Engine Capital, LLC offers a ten (10%) percent bonus of Units bought by their immediate, established investor group that have also invested in Start Engine Capital if bought within the first twenty-four (24) hours of issue through their crowdfunding platform. Forty-three (43) Units have been set aside for this purpose and have no additional rights or differing rights than those categorized as Class B Non-Voting Units.

4.3. **Additional Capital.** The Company may from time to time determine that additional capital (in addition to the initial Capital Contributions made pursuant to this Agreement) is required in order to achieve the purposes of the Company described above. Upon such a determination, the Board of Directors is authorized without a vote or consent of the Additional Members to cause the Company to offer additional Units in the Company to investors upon such terms and conditions as are determined by the Board of Directors to be fair and reasonable. In addition, the Board of Directors may cause the Company to Issue additional Units in the Company, restricted unit grants or options and/or warrants to acquire such additional Units to Persons providing services to the Company (including employees or other agents of such Persons) or other Persons on such terms as the Board may determine. The Board of Directors is further authorized to cause the Company to take all necessary actions, including the amendment of this Agreement, to reflect the admission of Additional Members and any adjustment to the number of Units held by the Additional Members, resulting from the offering of additional Units in the Company.

4.4. **Debt and Loans**. Nothing in this Agreement shall prevent any Managing Member or Director or any Affiliate thereof from making secured or unsecured loans to or for the benefit of the Company or a Subsidiary subject to the approval of the Board of Directors. If any Managing Member or Director or any Affiliate thereof shall make any loan or loans to the Company or advance money on behalf of the Company, the amount of any such loan or advance by a lending Managing Member or Director shall be repayable out of the cash of the Company. Such loan or advance shall bear interest and have such other terms at competitive market rates, as determined by the Board of Directors (excluding the Director providing such loan or advance).

4.5. **No Third-Party Rights.** The provisions of Section 3.2 are not for the benefit of any creditor or other Person (other than an Additional Member) to whom any debts, liabilities or obligations are owed by, or who otherwise has any claim against, the Company or any Member, and no creditor or other Person shall obtain any rights under this Section or by reason of this Section, or shall be able to make any claim in respect of any debts, liabilities or obligations against the Company or any Member.

4.6. **No Interest Paid.** No Additional Member shall receive any interest on such Additional Member's Capital Contributions, Capital Account or Units. Any loans made to the Company by an Additional Member will not increase such Member's Capital Account or Units but will be a debt due from the Company and repaid accordingly.

4.7. **No Withdrawal of Capital.** An Additional Member shall not receive from the Company or out of the Company property and shall have no right to withdraw or demand, and the Company shall not return to an Additional Member, any part of such Additional Member's Capital Contribution or Capital Account, except as expressly provided in this Agreement. Distributions to the Additional Members shall be made only as expressly provided for in this Agreement.

4.8. **Compensation of Managing Members.** The Managing Members may receive compensation in repayment of loans made to B&B Global Enterprises LLC including initial capital contributions and for services provided on behalf of B&B Global Enterprises LLC as determined by the Board of Directors. Further, the Managers shall be reimbursed for expenses reasonably incurred in carrying out their roles as determined by the Board of Directors.

ACCOUNTING AND DISTRIBUTIONS

5.1. **Fiscal Year.** The Company's fiscal year shall end on the last day of December.

5.2. **Financial Records**. All financial records including tax returns and financial statements will be held at the Company's primary business address and will be accessible to all Managing Members.

5.3. **Determinations of Profits and Losses.** Profits and Losses of the Company shall be determined for each Fiscal Year of the Company in accordance with the method of income tax accounting adopted by the Board of Directors for the Company consistently applied and shall be allocated among the Members in the manner provided in this Section 5.

5.4. **Allocation of Distributions**. Distributions shall be issued, as directed by the Company's Board of Directors, on an annual basis or at the Managing Members discretion, based upon the Company's fiscal year. The distribution shall not exceed the remaining net cash of the Company after making appropriate provisions for the Company's ongoing and anticipatable liabilities and expenses. Each Member shall receive a percentage of the overall distribution that matches that Member's percentage of Membership Interest in the Company.

5.5. **Tax Treatment Election.** The Company has not filed with the Internal Revenue Service for treatment as a corporation. Instead, the Company will be taxed as a Partnership entity and will issue a Form K-1 to all respective Managing Members and Additional Members. The Board or Directors; however, may elect at any time for the Company to be treated as a C-Corporation, S-Corporation, or Partnership at any time.

MANAGEMENT AND OPERATIONS

6.1. **Management Power of the Board of Directors**. The Company is a manager-managed limited liability company. The right to manage, control and conduct the business and affairs of the Company is vested exclusively in the Board of Directors, and all decisions affecting the Company, its business and management shall be made by the Board of Directors in accordance with the provisions of this Agreement. The Board of Directors are "managers" as such term is defined under the California State Corporations Code including Title 2.6 California Revised Uniform Limited Liability Company Act. The Board shall have and exercise all of the powers that managers of a manager-managed limited liability company may have or exercise under applicable law and are authorized and empowered to carry out and implement any and all purposes and objects of the Company, subject to the terms of this Agreement. Each of the Managers and Members of the Company agrees that all determinations, decisions and actions made or taken by the Board of Directors in good faith and in accordance with the provisions of this Agreement shall be conclusive and absolutely binding upon the Company, the Managers and Members and their respective successors, assigns and personal representatives.

6.2. **Duties of the Board of Directors**. Each Director shall perform such Director's duties in good faith and in a manner such Director reasonably believes to be in the best interests of the Company, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. A Director who so performs such Director's duties shall not have any liability by reason of being or having been a Director of the Company. The Directors shall devote such of their time to the affairs of the Company as in the judgment of the Directors the conduct of the business and affairs of the Company shall reasonably require. The Board of Directors shall not be liable under a judgment, decree or order of court, or in any other manner, for a debt, obligation or liability of the Company. Directors shall be entitled to be reimbursed by the Company for out-of-pocket expenses incurred in their capacity as Directors in connection with the management of the Company and its business provided such expenses have been approved by the Board of Directors. Except as otherwise provided herein, in exercising their rights and performing their duties under this Agreement, Directors shall have fiduciary duties similar to that of a director of a business corporation organized under the General Corporation Law of the Charter State ("California").

6.3. **Number of Directors and Qualifications.** The minimum number of Directors on the Board of Directors shall be one (1). The number of Directors may be increased or decreased (but not less than one) at any time by the Managing Members. Directors need not be Managing Members.

6.4. **Appointment and Election of the Directors; Resignation; Vacancies.** The founding Managing Members are hereby appointed as the initial Directors and permanent members of the Board of Directors to serve thereon until their earlier death, resignation, or forced removal by the other founding Managing Member due to one of the following causes: (i) non-appealable conviction of a felony or crime of moral turpitude; (ii) any intentional or negligent acts that are reasonably likely to cause harm or damage to the reputation and goodwill of the Company; (iii) any violation or breach of any material provisions or covenants in this Agreement and in any other agreement between the Company and the other founding

Managing Member; or (iv) any violation or breach of any material provisions of any policies and procedures of the Company to which the founding Managing Member is subject or bound.

6.5. **Board Meetings.** Regular meetings of the Board of Directors may be held at such places within or outside the Charter State and at such times as the Board of Directors may from time to time determine, and if so determined, notices thereof need not be given. Special meetings of the Board of Directors may be held at any time or place within or outside the Charter State whenever called by the Chairman of the Board of Directors or any Managing Member holding at least 40% of the Percentage Interest. Notice of a special meeting of the Board shall be given by the person or persons calling the meeting at least twenty-four (24) hours before the special meeting. Such notice must specify the time and place, and information regarding telephone numbers. Notices must be sent to the email addresses specified in the records of the Company with respect to each Director. Directors may participate in a meeting thereof by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other and such participation shall constitute presence in person at such meeting.

6.6. **Officers**. The Board of Directors may at any time elect a Chairman of the Board of Directors, a Chief Executive Officer, a President, one or more Vice Presidents, a Secretary, one or more Assistant Secretaries, a Treasurer, one or more Assistant Treasurers, and such other officers and "authorized persons" as the Board of Directors deems necessary. Any number of offices may be held by the same person. No officer need be a resident of the Charter State, a Member, or a director. Any officer so designated shall have such authority and perform such duties as the Board of Directors may delegate to them. Each such officer shall hold office until his or her successor is appointed and qualified or until his or her earlier death, resignation or removal. An officer may resign at any time upon written notice to the Company. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Board of Directors. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. Any officer may be removed as such, either with or without cause, by the Board of Directors, in its sole and absolute discretion; provided, however, that such removal shall be without prejudice to the contract rights, if any, of the person so removed. Designation of an officer shall not of itself create contract rights. Officers shall receive the compensation determined by the Board of Directors. Any vacancy occurring in any officer position of the Company may be filled by the Board of Directors. The salaries or other compensation, if any, of the officers and agents of the Company shall be fixed by the Board of Directors, unless otherwise prohibited by this Agreement. Except as otherwise provided herein, in exercising their rights and performing their duties under this Agreement, Officers shall have fiduciary duties similar to that of an officer of a business corporation organized under the General Corporation Law of the Charter State.

6.6.1. The Board of Directors hereby elects the following individuals to serve as the initial officers of the Company until their earliest resignation, death, or removal due to cause stated in Section 6.4; and until their successors are duly appointed and qualified:

Ronald Blitzer	Chairman of the Board, Chief Executive Officer, Founding Managing Member
Gregg Bigger	Vice Chairman of the Board, Co-Chief Executive Officer, Chief Financial Officer, Founding Managing Member

6.7. **Authority of the Members.** No Member, except as otherwise provided herein, shall take part in the management or control of the Company's business or affairs. No Member, except as otherwise provided herein, shall have power to represent, act for, sign for or bind the Company. The Members hereby consent to the exercise by the Board of Directors of the powers conferred on it by law and this Agreement. Except as otherwise expressly provided in this Agreement, no Member shall have the authority to act for, or to assume any obligations or responsibility on behalf of the other Members.

6.8. **Insurance.** The Company shall have the power to purchase and maintain insurance, including insurance on behalf of any Covered Person against any liability asserted against such person and incurred by such Covered Person in any such capacity, or arising out of such Covered Person's status as an agent of the Company, whether or not the Company would have the power to indemnify such person against such liability under the provisions of Article VIII or under applicable law. This is separate and apart from any business insurance that may be required as part of the business in which the Company is engaged.

6.9. **Settling Disputes.** All Managers and Members agree to enter into mediation before filing suit against any other Manager or Member or the Company for any dispute arising from this Agreement or Company. Members agree to attend mediation and will solely be responsible for their own attorney's fees. If any Member does not attend mediation, all potential claims will be dismissed. The jurisdiction will be Santa Barbara County in the State of California.

6.10. **Independent Counsel.** All Managing Members entering into this Agreement have been advised of their right to seek the advice of independent legal counsel before signing this Agreement. All Members and each of them have entered into this Agreement freely and voluntarily and without any coercion or duress.

INDEMNITY

7.1. **Limitation of Rights Against Covered Persons.** Each of the Directors, Managers, Members, Officers, Employees, and Agents of the Company (each of the foregoing Persons is referred to as a "Covered Person") shall not be liable to the Company or any Managing Member for their acts or omissions if done in good faith. Each of the Covered Persons shall not be liable to the Company or its Managing Members for an honest mistake in judgment or mistake of law or for any loss, claim or damage in connection with their acting on behalf of the Company or the Managing Members, or their contracting for the services of employees, brokers or agents, except by reason of acts or omissions found by a court of competent jurisdiction, upon entry of a final judgment, to be due to fraud, gross negligence or intentional misconduct.

7.2. **Indemnification of Covered Persons.** The Company shall indemnify and hold harmless and pay or reimburse the Covered Person, to the full extent permitted by law, against losses, claims, damages, judgments, amounts paid in settlement, fines, penalties, expenses (including reasonable attorneys' fees) and other liabilities incurred by the Covered Person in connection with any claim, action, suit or proceeding (collectively, "Claims") in which such Covered Person becomes involved as a party or otherwise, or with which such Covered Person shall be threatened, in connection with the conduct of the business or affairs of the Company or any Subsidiary. Expenses incurred by any Covered Person in connection with the preparation and presentation of a defense or response to any Claims covered hereby shall be paid by the Company and, in the Manager's sole and absolute discretion, shall be paid as they are incurred. Without limiting the foregoing, the indemnities by the Company provided for herein shall apply with respect to all actions taken by the Covered Persons that they believe to be in the best interests of the Company in accordance with the business judgment rule, other than actions that constitute fraud, gross negligence or intentional misconduct.

TRANSFERABILITY OF UNITS

8.1. **Definitions.**

8.1.1. **"Approved Transfer"** means any Transfer or series of Transfers of Units approved in writing by the Board of Directors, which approval may be granted or withheld in the Board of Directors' sole and absolute discretion.

8.1.2. **"Permitted Transfer"** means a Transfer by a Manager or Member of all or a portion of such Manager's or Member's Units for estate planning purposes (a) by will or the laws of descent and distribution or (b) to any corporation, trust, limited liability company, general or limited partnership or any other entity controlled by, controlling or under common control with such Manager or Member (or such Manager's or Member's beneficial owners, if such Manager or Member is an entity).

8.2. **Transfer Restrictions – Crowdfunding.** Certain restrictions of transferability are unique to crowdfunding transactions. Individual investors will be restricted to transfer their Class B Non-Voting Units adhering to Crowdfunding Regulation, which is set by the Securities Exchange Commission and may change from time to time. Outside of restrictions adhering to Crowdfunding Regulation, all general transferability shall have the right to make Transfers permitted under Section 8.2 -

8.3. **General Prohibition Against Transfers.** The Members shall have the right to make Approved Transfers and Permitted Transfers and Transfer permitted under this Section 8, subject to the provision of Section 8.2. Except as provided in the immediately preceding sentence, no Transfer of any Units, or any rights or interest in or to any Units, in whole or in part, may be made by a Member to any Person, whether directly, indirectly, voluntarily, involuntarily or by operation of law. Any attempted or purported Transfer in violation of his Agreement (a "Prohibited Transfer") shall be invalid and null and *void ab initio*. Permitted Transfers may be made without having to obtain the consent of any Person.

8.4. **Certain Agreements by Transferees.** No Approved Transfer or Permitted Transfer shall be valid or permitted, nor shall any transferee of Units by means of any such Transfer have any rights hereunder, unless and until all of the following conditions are satisfied or waived in writing by the Board of Directors:

8.4.1. The transferee (if not already a Member prior to such Transfer) shall have executed and delivered to the Board of Directors a counterpart of this Agreement pursuant to which the transferee agrees to be bound by the provisions of this Agreement and the written acceptance and adoption by the transferee of the provisions of this Agreement and the assumption by the transferee of all obligations of the transferor under this Agreement. The failure or refusal of a transferee to execute and deliver to the Company such a counterpart shall not limit the applicability of this Agreement to the Units transferred;

8.4.2. The transferor shall deliver to the Board of Directors the fully executed and acknowledged written instrument of assignment or other applicable document setting forth the intention of the transferor to transfer such transferor's Units to the transferee;

8.4.3. The transferor and transferee shall execute and acknowledge such other instruments as the Board of Directors may reasonably deem necessary or desirable to affect such Transfer and admission of the transferee as a Member;

8.4.4. If requested by the Board of Directors, counsel reasonably satisfactory to the Company shall have rendered an opinion, at the transferor's sole cost and expense, that (i) such Transfer may be effected without registration under the Securities Act of 1933, as amended, or violation of applicable state securities laws, (ii) such Transfer will not result in the termination of the Company's tax treatment as a partnership for federal income tax purposes or the termination of the limited liability of the Members under applicable law, (iii) if there is a loan, deed of trust, security agreement or other material contract to which the Company or any Subsidiary is a party or by which the Company, any Subsidiary or any of their properties or assets are bound or subject, such Transfer will not entitle the holder of the indebtedness secured thereby or other contractual party to accelerate the indebtedness or terminate or otherwise materially alter the terms of the agreement, and (iv) the Company will not be required to register under the Investment Company Act of 1940, as in effect at the time of rendering such opinion. Each Member acknowledges and confirms that such Member's Units constitute securities that have not been registered under any federal or state securities laws by virtue of exemptions from the registration provisions thereof and consequently cannot be sold except pursuant to appropriate registration or exemption from registration as applicable;

8.4.5. The Board of Directors (with advice of counsel) shall have determined in writing that any such Transfer will not have an adverse legal, operational, tax or securities law effect upon the Company or any Subsidiary; and

8.4.6. The transferee has paid all reasonable expenses incurred by the Company (including its legal fees) in connection with the Company's determination of the transferee's and transferor's compliance with the foregoing provisions, or otherwise in connection with such Transfer.

8.5. **Indemnity**. Each Member shall indemnify and hold harmless the Company and the other Members, and each of their respective Affiliates, partners, shareholders, officers, directors, members, managers, employees and agents from and against any and all loss, liability, claim, damages or expense (including, without limitation, attorneys' fees and court costs) arising from or in any way relating to any Prohibited Transfer by or in respect of such Member or such Member's failure to comply with any provision of this Article VIII (collectively, "Indemnifiable Damages"). The Company shall have the right, in addition to any other rights or remedies, to offset the amount of any Indemnifiable Damages for which a Member is responsible against any Capital Account balance of such Member or any amounts owed or distributable by the Company to such Member under this Agreement.

8.6. **Units Subject to this Agreement**. In the event of any Transfer of Units or any rights therein pursuant to this Agreement, at any time and from time to time, the transferee shall take such Units pursuant and subject to all of the provisions, conditions and agreements set forth in this Agreement.

8.7. **Transfer Upon Member's Death**. Upon the death of a Member, the Company (Pro Rata, in proportion to the number of Units in the Company owned by the other Members, or, if the other Members agree otherwise, in such other proportion as they shall agree upon) shall have the right, at its option, to purchase all (and not less than all) of the Units of the deceased Member at a purchase price determined by two business valuators selected by the Board of Directors that are independent and not affiliated with any Member or Director of the Company and such valuation shall not consider or apply a minority interest or a lack of marketability discount thereto, payable in immediately available funds in accordance with the provisions of Section 8.06(b). The other Members may exercise their right to purchase all and not less than all) of the Units of the deceased Member in accordance with the provisions of Section 8.06(e). Such option may be exercised by the Company by providing the deceased Member's estate and the other Members with a written notice advising of the intent to exercise the option to purchase its pro rata portion of the Units within 30 days after the deceased Member's death. If any Remaining Member fails to exercise its option hereunder with regard to its pro rata portion of the Units within such 30 day period, the other Member(s) shall have an additional 10-day period in which to exercise an option to purchase such portion of the Units on the same terms as stated above. The closing shall be held at the Company's offices or at any other location designated by the purchaser(s).

8.8. **Qualified Offer; Right of First Refusal.**

8.8.1. In the event that any Member (the "Selling Member") receives a formal written offer from a third party unaffiliated to the Company, any Director or any of the Members (a "Qualified Offer") to purchase Units owned by the Selling Member (the "Offered Units") and the Selling Member desires to accept such Qualified Offer, the Selling Member shall promptly send a notice (an "Offer Notice") to the Company and to the other Members (the "Remaining Members") in the manner required by this Agreement, irrevocably offering to sell all (and not less than all) of the Offered Units to the Company, on such terms and conditions as are contained in the Qualified Offer except payment shall be made in full in immediately available funds at the closing. The notice shall contain a true and complete copy of the Qualified Offer. The Company shall then have such rights and privileges, for the prescribed time periods, as are set forth below.

8.8.2. **Right of the Company**. In the event that a Qualified Offer to purchase Units has been received, and an Offer Notice has been sent by the Selling Member to the Section 8.8.1, for a period of 30 days after its receipt of such Offer Notice, the Company shall have the right, at its sole option, to purchase all (and not less than all) of the Offered Units on such terms and conditions as are contained in the Qualified Offer except payment shall be made in full in immediately available funds at the closing. The exercise or non-exercise of the Company's right to purchase all of the Offered Units shall be determined by a Majority Vote of the Board of Directors.

8.8.3. **Purchase by the Company and Closing**. In the event that the Company shall have elected to purchase all of the Offered Units, the Company shall deliver to the Selling Member and the Remaining Members written notice of such election prior to expiration of the 30-day period set forth in Section 8.8.2, which notice shall advise the Selling Member of such election, and which shall specify a closing date and time, which closing shall occur no later than 60 days (unless more time is required by law) after the expiration of the 30-day period described in Section 8.8.2. The closing shall be held at the Company's office or at any other location designated by the purchaser(s).

8.9. **Reinstatement of Rights**. If, at the end of the 120-day period set forth in Section 8.8.3, the Selling Member has not sold the Offered Units, all of the restrictions on and procedures relating to Transfers set forth in this Agreement shall again come into effect with respect thereto.

8.10. **Drag Along Rights**. Managers holding a majority of the Percentage Interest in the Company, together with other Managers who, together with the foregoing Managers hold a majority of Percentage Interest in the Company (the foregoing Managers are collectively referred to herein as the "Majority Managers") may at their option at any time require the other Members (the "Additional Members") to sell all of their Units to a buyer in a single transaction. The Majority Managers are hereby authorized to market the Company for sale. In order to exercise the foregoing right, the Majority Managers shall jointly issue a written notice (a "Drag Along Notice") signed by each Majority Manager to each of the Additional Members advising the Additional Members that they are exercising their rights under this Section 8.8.5, and information describing the sales transaction, including the nature and value of the consideration of to be paid to each Member, the time of closing, the identity of the Buyer, and copies of any purchase and sale agreement or letter of intent to the extent that such an agreement or letter has been executed. Upon receipt of a Drag Along Notice, the Additional Members shall be obligated to sell their Units pursuant to the transaction referred to therein. The total consideration for all of the Units pursuant to the foregoing transaction shall be divided and apportioned among the Members pro rata.

8.11. **Units Subject to this Agreement**. Except with respect to Units acquired by the Company, in the event of any Transfer pursuant to this Agreement, at any time and from time to time, the transferee shall take such Units pursuant and subject to all of the provisions, conditions and agreements set forth in this Agreement, and, as a condition precedent to the transfer of such Units to the transferee, the transferee shall agree, for and on behalf of himself, its legal representatives, and its transferees, successors and assigns, in writing, to be bound by all such provisions, conditions and agreements. The foregoing sentence shall also apply to all Units acquired by any Person directly from the Company.

8.12. **Permitted or Approved Transfers**. The provisions of Section 8.7 through 8.10 shall not apply to Permitted Transfers or Approved Transfers.

DISSOLUTION; LIQUIDATION AND TERMINATION OF THE COMPANY

9.1. Dissolution

9.1.1. The Company shall be dissolved upon the occurrence of any of the following events: (i) the approval of the Board of Directors and the Majority Vote of the Board of Directors; or (ii) the entry of a decree of judicial dissolution pursuant to the California Revised Uniform Limited Liability Act.

9.1.2. Dissolution of the Company shall be effective on the day on which the event occurs giving rise to the dissolution, but the Company shall not terminate until the Articles of Organization has been cancelled and the business of the Company wound-up and assets of the Company distributed provided in Section 9.2.

9.2. Liquidation

9.2.1. Upon dissolution of the Company, the Managers shall appoint one of the Directors, Managers, or a liquidating trustee to wind up the affairs of the Company and liquidate all or any part of the assets of the Company. Such Director, Manager or liquidating trustee shall determine the time, manner and terms of any sale or other disposition of the Company's property for the purpose of obtaining, in its opinion, fair value for such assets.

9.2.2. Profits and Losses arising from such sales and distributions upon liquidation shall be allocated to the Managers and Members as provided in Section 5.1 through 5.5. In settling accounts after dissolution, the assets of the Company shall first be paid out to creditors, whether by payment or by establishment of due and adequate reserves, in the order of priority as provided by law; and then to the Members, in the order of priority set forth in Section 5.4.

9.2.3. When the Director, Manager or liquidating trustee has complied with the foregoing liquidation plan, the Managers shall execute, acknowledge and cause to be filed an instrument evidencing the cancellation of the Articles of Organization of the Company.

GENERAL PROVISIONS

10.1. **Notices.** All notices, offers or other communications required or permitted to be given pursuant to this Agreement shall be in writing and may be personally served or sent by United States mail and shall be deemed to have been given when delivered in person or three (3) business days after deposit in United States mail, registered or certified, postage prepaid, and properly addressed, by or to the appropriate party.

10.2. **Number of Days**. In computing the number of days (other than business days) for purposes of this Agreement, all days shall be counted, including Saturdays, Sundays and holidays; provided, however, that if the final day of any time period falls on a Saturday, Sunday or holiday on which national banks are or may elect to be closed, then the final day shall be deemed to be the next day which is not a Saturday, Sunday or such holiday.

10.3. **Execution of Counterparts.** This Agreement may be executed in any number of counterparts, each of

which shall be an original, and all of which shall together constitute one and the same instrument.

10.4. **Severability.** The provisions of this Agreement are independent of and separable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.

10.5. **Headings.** The Article and Section headings in this Agreement are for convenience and they form no part of this Agreement and shall not affect its interpretation.

10.6. **Controlling Law.** This Agreement shall be governed by and construed in all respects in accordance with the laws of the state of California (without regard to conflicts of law principles thereof).

10.7. **Application of California Law.** Any matter not specifically covered by a provision of this Agreement shall be governed by the applicable provisions of California law.

10.8. **Amendment.** This Agreement may be amended only by written consent of all the Managing Members. Upon obtaining the approval of any such amendment, supplement or restatement as to the Certificate, the Company shall cause a Certificate of Amendment or Amended and Restated Certificate to be prepared, executed and filed in accordance with California law.

10.9. **Entire Agreement.** This Agreement contains the entire understanding among the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written, except as herein contained.

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date first above written.

DocuSigned by:
Ron Blitzer
C1880E97E0A347E...

Ronald Blitzer
Managing Member

DocuSigned by:
Gregg M. Bigger
D122266B561F45B...

Gregg Bigger
Managing Member

EXHIBIT A
Managing Members and Initial Contributions

The initial contributions of the Managing Members of B&B Global Enterprises LLC are as follows:

Managing Member Name	Units	%	Contribution
MEB Publishing LLC	8,186 Class A Voting Units	48.7%	$43,250 Cash in the form of a Promissory Note
WKRA Holdings LLC	8,186 Class A Voting Units	48.7%	$43,250 Cash in the form of a Promissory Note

EXHIBIT B

Unassigned as of April 18, 2019

Total Class B Non-Voting Units Unassigned: 471 Units or 2.8% (includes 43 units or 10% of the offering for crowdfunding to be issued only to StartEngine's immediate investor group within the first 24-hours)